UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
~~8-50032~~

8-46459

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2011 (MM/DD/YY) AND ENDING 12/31/2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Saunders Retirement Advisors, Inc.**

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7400 Beaufont Springs Drive, Suite 300
(No. and Street)

Richmond (City) Virginia (State) 23225 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

H. Mark Saunders (804) 320-8800
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PMB Helin Donovan, LLP
(Name – *if individual, state last, first, middle name*)

5918 W. Courtyard Drive, Suite 500 (Address) **Austin** (City) **Texas** [redacted] **78730** (Zip Code)

CHECK ONE:

- ■ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

12014816

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e) (2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, H. Mark Saunders, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Saunders Retirement Advisors, Inc., as of December 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

President

Title

Ebony K Jones 2/21/2012

Notary Public

EBONY K. JONES
REGISTRATION # 7230644
NOTARY PUBLIC
COMMONWEALTH OF VIRGINIA
MY COMMISSION EXPIRES
MARCH 31, 2013

This report** contains (check all applicable boxes):

- ■ (a) Facing page.
- ■ (b) Statement of Financial Condition.
- ■ (c) Statement of Income (Loss).
- ■ (d) Statement of Cash Flows.
- ■ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ■ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e) (3).*

PMB Helin Donovan
CONSULTANTS & CERTIFIED PUBLIC ACCOUNTANTS

SAUNDERS RETIREMENT ADVISORS, INC.

Financial Statements and Supplemental Schedule
December 31, 2011

(With Independent Auditors' Reports Thereon)

SAUNDERS RETIREMENT ADVISORS, INC.
Index to Financial Statements and Supplemental Schedule
December 31, 2011

PMB Helin Donovan
CONSULTANTS & CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
Saunders Retirement Advisors, Inc.:

We have audited the accompanying statement of financial condition of Saunders Retirement Advisors, Inc. (the "Company") as of December 31, 2011, and the related statements of operations, changes in stockholders' equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Saunders Retirement Advisors, Inc. as of December 31, 2011, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PMB Helin Donovan, LLP

PMB Helin Donovan, LLP

Austin, Texas
February 10, 2012

5918 West Courtyard Drive, Suite 500 • Austin, TX 78730
tel (512) 258-9670 • fax (512) 258-5895
PMB HELIN DONOVAN, LLP • A MEMBER OF RUSSELL BEDFORD INTERNATIONAL

AUSTIN • CHICAGO • DALLAS • HOUSTON
SAN FRANCISCO • SEATTLE

SAUNDERS RETIREMENT ADVISORS, INC.

Statement of Financial Condition

December 31, 2011

Assets:		
Cash and cash equivalents	$	27,658
Commissions receivable		4,792
Property and equipment, net		5,744
Other assets		2,001
Total assets	$	40,195
Liabilities and Stockholders' Equity		
Liabilities:		
Commissions payable	$	6,886
Total liabilities		6,886
Stockholders' equity:		
Common stock, 10,000 shares authorized with $5 par value, 2,000 issued and outstanding		10,000
Additional paid-in capital		81,500
Retained earnings		(58,191)
Total stockholders' equity		33,309
Total liabilities and stockholders' equity	$	40,195

See notes to the financial statements and independent auditors' report.

SAUNDERS RETIREMENT ADVISORS, INC.
Statement of Operations
For the Year Ended December 31, 2011

Revenues:		
Commissions	$	288,050
Management fees		38,172
Interest income		294
Total revenues		326,516
Operating expenses:		
Compensation and benefits		170,917
Commissions and clearing fees		70,132
Communications		7,425
Promotional costs		31,953
Regulatory fees and expenses		5,475
Occupancy and equipment costs		39,028
Other expenses		58,206
Total operating expenses		383,136
Net loss before income taxes		(56,620)
Income tax expense		-
Net loss	$	(56,620)

See notes to the financial statements and independent auditors' report.

SAUNDERS RETIREMENT ADVISORS, INC.
Statement of Changes in Stockholders' Equity
For the Year Ended December 31, 2011

	Shares	Capital Stock	Additional Paid-in Capital	Retained Earnings (Deficit)	Total
Balance at December 31, 2010	2,000	$ 10,000	$ 51,500	$ (1,571)	$ 59,929
Contributions	-	-	30,000	-	30,000
Net loss	-	-	-	(56,620)	(56,620)
Balance at December 31, 2011	2,000	$ 10,000	$ 81,500	$ (58,191)	$ 33,309

See notes to the financial statements and independent auditors' report.

SAUNDERS RETIREMENT ADVISORS, INC.

Statement of Cash Flows

For the Year Ended December 31, 2011

Cash flows from operating activities:		
Net loss	$	(56,620)
Adjustments to reconcile net loss to		
net cash used in operating activities:		
Gain on disposal of property and equipment		1,409
Depreciation expense		4,065
Change in assets and liabilities:		
Commissions receivable		31,053
Related party receivables		3,164
Accounts payable and accrued expenses		(5,049)
Commissions payable		(13,375)
Net cash used in operating activities		(35,353)
Cash flows from investing activities:		
Purchases of property and equipment		(1,309)
Net cash used in investing activities		(1,309)
Cash flows from financing activities:		
Contributions from stockholders		30,000
Net cash provided by financing activities		30,000
Net decrease in cash		(6,662)
Cash and cash equivalents at beginning of year		34,320
Cash and cash equivalents at end of year	$	27,658
Supplemental disclosures of cash flow information:		
Income taxes paid	$	-
Interest paid	$	-

See notes to the financial statements and independent auditors' report.

SAUNDERS RETIREMENT ADVISORS, INC.
Notes to the Financial Statements
December 31, 2011

Note 1 - Nature of Business

Saunders Retirement Advisors, Inc. (the "Company") is a broker-dealer in securities registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") and Securities Investor Protection Corporation ("SIPC"). The Company's customers consist primarily of individuals located in the Richmond, Virginia metropolitan area.

The Company, as a broker, transacts subscription applications with several mutual funds and variable annuity companies, provides investment advisory services and sells insurance products. The Company is exempt from the provisions of rule 15c3-3 under paragraph (k)(1) of the Securities and Exchange Commission in that the Company's transactions are limited to the purchase, sale and redemption of redeemable securities of registered investment companies or of interests or participation in an insurance company separate account, whether or not registered as an investment company; and promptly transmits all funds and delivers all securities received, does not otherwise hold funds or securities for, or owe money or securities to customers, and effectuates all financial transactions on behalf of customers on a fully disclosed basis.

Note 2 - Liquidity and Capital Resources

The Company has experienced negative cash flows from operations and operating net losses. The Company's prospects are subject to the risks, expenses and uncertainties frequently encountered by companies in rapidly evolving markets. These risks include the failure to develop and extend the Company's products, the rejection of the Company's products by customers, as well as other risks and uncertainties. The Company may also be adversely affected by factors influencing and impacting the industries of its potential customer base.

The Company's ability to generate positive cash flows depends on a variety of factors, including the success of the market and the retirement industry. At December 31, 2011, the Company has approximately $28,000 in cash and cash equivalents and working capital of approximately $26,000. The Company's management believes that it can operate over the next 12 months and expects to be successful in maintaining sufficient working capital and will manage operations commensurate with its level of working capital.

Note 3 - Significant Accounting Policies

Basis of Accounting
These financial statements are presented on the accrual basis of accounting in accordance with generally accepted accounting principles whereby revenues are recognized in the period earned and expenses when incurred.

Cash equivalents
For purposes of the statements of cash flows, the Company considers short-term investments, which may be withdrawn at any time without penalty, and restricted cash, which will become available within one year from the date of the financial statements, to be cash equivalents.

Note 3 - Significant Accounting Policies (continued)

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Commissions Receivable
Commissions receivable are recorded at original invoice amount less an estimate made for doubtful receivables based on a review of all outstanding amounts on a quarterly basis. Commissions receivable are written-off when deemed uncollectible. Recoveries of commissions receivable previously written-off are recorded as an adjustment to the allowance when received. There was no allowance for December 31, 2011.

A commission receivable is considered past due if any portion of the receivable balance is outstanding for more than 30 days. No interest has been recorded in the accompanying financial statements related to past due receivables.

Securities Transactions
Purchases and sales of securities are recorded on a trade date basis. Commission revenue and expense are recorded on a settlement date basis, generally the third business day following the transaction. If materially different, commission revenue and related expenses are recorded on a trade date basis.

Revenue Recognition
The Company recognizes commissions revenue from subscription applications when the application is signed and funds are received. Advisory and management fees are paid quarterly based on the value of the clients' asset account at the end of the previous quarter.

Trading Profits
Trading profits include gains and losses on securities traded as well as adjustments to record securities positions at market value. Dividends are recorded on the ex-dividend date.

Financial instruments and credit risk
Financial instruments that potentially subject the Company to credit risk include cash and receivables from customers.

Property and Equipment
Property and equipment are recorded at cost and are depreciated using the straight-line depreciation method over their estimated useful lives. Equipment is depreciated over five years. Upon disposal, property and equipment and the related accumulated depreciation and amortization are removed from the accounts and the resulting gain or loss is reflected in the statements of operations.

Note 3 - Significant Accounting Policies (continued)

Fair Value Measurements
The fair value of the Company's financial instruments reflects the amounts that the Company estimates to receive in connection with the sale of an asset or paid in connection with the transfer of a liability in an orderly transaction between market participants at the measurement date (exit price). The fair value hierarchy that prioritizes the use of inputs used in valuation techniques is as follows:

Level 1 – quoted prices in active markets for identical assets and liabilities;
Level 2 – observable inputs other than quoted prices in active markets, such as quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data;
Level 3 – unobservable inputs reflecting management's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

The carrying amounts of the Company's financial instruments, which include cash and cash equivalents commission receivable, other assets and commissions payable, approximate their fair values due to their short maturities.

Income Taxes
The Company has elected by consent of its sole stockholder to be taxed under the provisions of Subchapter S of the Internal Revenue Code. Under these provisions, the Company does not pay federal and state corporate income taxes. Instead, the Company's income is included in the stockholder's income for federal and state income tax purposes.

Management Review
The Company has evaluated subsequent events through February 10, 2012, the date the financial statements were available to be issued.

Recent Accounting Pronouncements
Accounting standards that have been issued or proposed by the Financial Accounting Standards Board ("FASB") or other standards-setting bodies are not expected to have a material impact on the Company's financial position, results of operations or cash flows.

Note 4 - Concentrations

The Company transacts subscription applications with two major mutual fund families with each being greater than 10% of revenues and commissions receivable. Combined, the two fund families represent 81% of total revenues during 2011 and 100% of commissions receivable at December 31, 2011.

Note 5 - Property and Equipment

Property and equipment consists of the following at December 31, 2011:

Computer equipment	$ 17,437
Office furniture	1,657
Subtotal	19,094
Less accumulated depreciation and amortization	(13,350)
Total	$ 5,744

Depreciation expense for the year ended December 31, 2011 was $4,065.

Note 6 - Commitments and Contingencies

The Company leases certain office space under an operating lease that expires in May 2012. The Company recognizes rent expense on a straight-line basis over the lease term. Total rent expense under the leases was $22,116 for the year ended December 31, 2011.

Future minimum lease payments under the noncancelable operating leases are $4,971 for the year ended December 31, 2012.

Note 7 - Related Party Transactions

The Company received payment from Paul A. Saunders, an employee and not an officer, in the amount of $3,164 during the year ended December 31, 2011.

Note 8 - Net Capital Requirements

The Company is subject to the SEC uniform net capital rule ("Rule 15c3-1"), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2011, the Company had net capital and net capital requirements of $25,564 and $5,000, respectively. The Company's aggregate indebtedness to net capital ratio was 0.27 to 1.

SAUNDERS RETIREMENT ADVISORS, INC.

Computation Net Capital and Aggregate Indebtedness
Pursuant to Rule 15c-1 of the Securities and Exchange Commission
For the Year Ended December 31, 2011

Total stockholders' equity qualified for net capital	$	33,309
Deductions and/or charges		
Non-allowable assets:		
Property and equipment		5,744
Other assets		2,001
Total deductions and/or charges		7,745
Net capital before haircuts on securities		25,564
Haircuts on securities		-
Net capital	$	25,564
Aggregate indebtedness		
Accrued expenses and other liabilities	$	6,886
Total aggregate indebtedness	$	6,886
Computation of basic net capital requirement		
Minimum net capital required (greater of $5,000 or 6 2/3% of aggregate indebtedness)	$	5,000
Net capital in excess of minimum requirement	$	20,564
Net capital less greater of 10% of aggregate indebtedness or 120% of minimum net capital required	$	19,564
Ratio of aggregate indebtedness to net capital		0.27 to 1

Note: The above computation does not differ from the computation of net capital under Rule 15c3-1 as of December 31, 2011 as reported by Saunders Retirement Advisors, Inc. on Form X-17A-5. Accordingly, no reconciliation is deemed necessary.

See notes to the financial statements and independent auditors' report.

PMB Helin Donovan
CONSULTANTS & CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

To the Board of Directors of
Saunders Retirement Advisors, Inc.:

In planning and performing our audit of the financial statements and supplemental schedule of Saunders Retirement Advisors, Inc. (the "Company") as of and for the year ended December 31, 2011 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

PMB Helin Donovan
CONSULTANTS & CERTIFIED PUBLIC ACCOUNTANTS

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2011 to meet the SEC's objectives.

This report is intended solely for use of the Managers, management, the SEC, the Financial Industry Regulatory Authority, Inc. and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PMB Helin Donovan, LLP

PMB Helin Donovan, LLP

Austin, Texas
February 10, 2012